Exhibit 1

ENGLISH TRANSLATION

CEMEX, S.A.B. DE C.V.

NOTICE FOR SHAREHOLDERS

At CEMEX, S.A.B. de C.V.’s Extraordinary Shareholder Meeting held on February 24th, 2011, pursuant to an amendment to Article 8 of the bylaws and in accordance with the Mexican Corporation law (Ley General de Sociedades Mercantiles), shareholders approved an exchange of the existing share certificates that represent the current outstanding shares, and authorized the issuance of new definitive share certificates.

The exchange will be made starting Monday, September 26, 2011 (the “Exchange Date”), during business days and working hours, at CEMEX, S.A.B. de C.V.’s Corporate Secretary’s office located at Avenida Ricardo Margain Zozaya No. 325, Colonia Valle del Campestre, city of San Pedro Garza Garcia, Nuevo Leon.

As a result, we inform all CEMEX, S.A.B. de C.V. shareholders that they can exchange their definitive share certificates and/or provisional share certificates with attached coupon numbers 143 (one hundred forty-three) to 149 (one hundred forty-nine).

The exchange will be made at a ratio of 1 (one) new share (with attached coupon numbers 143 (one hundred forty-three) to 154 (one hundred fifty-four)) for each 1 (one) of the then outstanding shares, as of the Exchange Date, and there will be delivered to shareholders that as of the Exchange Date are the holders of Series or Subseries “A” Fixed or Variable Capital, new definitive share certificates that represent the new Series and Subseries “A” Fixed or Variable capital shares, as applicable, and to those that are the holders of Series or Subseries “B” Fixed or Variable Capital, new definitive share certificates that represent the new Series and Subseries B Fixed or Variable capital shares, as applicable.

The definitive share certificates issued in September 2011 will represent the number of shares that each shareholder chooses to request from the Corporate Secretary’s office of the company, in accordance with their holdings and needs, with multiple certificates or a single certificate, which represent the totality of their shares for the same Series, Subseries and Capital, being able to be delivered to them.

Monterrey, Nuevo Leon, on this 9th day of September, 2011.

CEMEX, S.A.B. DE C.V.

[signed]

Lic. Ramiro G. Villarreal Morales

Secretary of the Shareholders Board Meeting